FOR IMMEDIATE RELEASE	FOR	Interpool, Inc.

CONTACT:	James F. Walsh (609) 452-8900 www.interpool.com

INTERPOOL TO INCREASE DIVIDEND RATE IN 2007

PRINCETON, NJ, September 25, 2006 — Interpool, Inc. (NYSE: IPX) announced that its Board of Directors has established a new dividend policy for the Company for 2007. Interpool plans to pay a quarterly dividend of $0.25 per share in each quarter of 2007, representing an annual dividend rate of $1.00 per share and a substantial increase from the current annual dividend rate of $0.32 per share. The increased dividend rate will begin with the January 2007 dividend payment, the record date for which will be set by the Board later in 2006.

Martin Tuchman, Interpool’s Chairman and Chief Executive Officer, commented, “We are very pleased to be able to announce this significant increase in our dividend rate for 2007, which reflects Interpool’s solid financial condition and cash resources as well as the strength of our capital structure and our leasing business. As a result of the successful sale of our operating lease container fleet in March 2006, and other transactions we have entered into over the past year, we have significantly reduced our long-term debt so that we are now in a position to sustain a higher dividend rate. This new dividend policy is the most recent in a series of steps our Board has taken to enhance shareholder value.”

Mr. Tuchman noted that, even with the increased dividend, Interpool plans to continue to make significant investments in new equipment for its active businesses of leasing cargo containers and container chassis to shipping lines and other customers. In addition, he stated that Interpool will continue to be well positioned to take advantage of strategic opportunities that may arise at the parent company level.

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. The company is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.